EXHIBIT 99.1

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Issuer

Ero Copper Corp. (“Ero” or the “Company”)

1050 – 625 Howe Street
Vancouver, BC V6C 2T6

Item 2.	Date of Material Change

June 30, 2021.

Item 3.	News Release

A news release dated June 30, 2021, announcing the material change referred to in this report, was disseminated through GlobeNewswire and filed on SEDAR (www.sedar.com) on June 30, 2021.

Item 4.	Summary of Material Change

Ero announces that it has entered into a definitive Precious Metals Purchase Agreement (the “NX Gold Stream”) with RGLD Gold AG, a wholly owned subsidiary of Royal Gold Inc. (collectively, “Royal Gold”), in relation to gold production from the NX Gold Mine, located in Mato Grosso, Brazil.

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

The Company is pleased to announce that it has entered into the NX Gold Stream with Royal Gold, in relation to gold production from the NX Gold Mine, located in Mato Grosso, Brazil.

TRANSACTION DETAILS

•	Upfront cash consideration of US$100 million for the purchase of 25% of gold produced until 93,000 ounces of gold have been delivered, decreasing to 10% of gold produced over the remaining life of mine;
•	Royal Gold will make ongoing payments equal to 20% of the prevailing spot gold price for each ounce of gold delivered until 49,000 ounces of gold have been received, after which it will pay 40% of the prevailing spot gold price for each ounce of gold delivered;
•	An additional amount of up to US$10 million will be payable to the Company subject to certain performance conditions related to planned exploration drilling and increases to the NI 43-101 (as defined below) compliant Measured and Indicated mineral resources of the NX Gold Mine.

TRANSACTION HIGHLIGHTS

•	Unlocks considerable value from the NX Gold Mine by validating the exploration potential of the broader NX Gold land package;
•	Forms strategic partnership with Royal Gold that is highly aligned with management’s vision to further develop and grow production from the NX Gold Mine through continued exploration and utilization of excess mill capacity;
•	Proceeds from the transaction will significantly enhance Ero’s balance sheet strength and flexibility, offering further support to execute upon the Company’s growth strategy including advancing the Boa Esperança Project;
•	Post-transaction, the NX Gold Mine will continue to be a high-margin gold producer, highlighted by Q1 2021 All-in-Sustaining Costs(*) of US$643 per ounce of gold produced; and,
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•	Royal Gold to commit US$5 per ounce of gold delivered under the NX Gold Stream to support the Company’s environmental, social and governance (“ESG”) commitments for the NX Gold Mine and surrounding communities.

Commenting on the NX Gold Stream, David Strang, CEO, stated, “In just over three years, the NX Gold Mine has developed within our organization from an asset held for sale with no mineral reserves or resources to a low-cost producer with a long-term mine life, featuring significant exploration potential and excess mill capacity to be utilized with continued exploration success. Our partnership with Royal Gold on the NX Gold Mine is an important vote of confidence on the quality of the asset and its exploration potential. This transaction unlocks considerable upfront value for Ero’s shareholders while retaining upside as we continue to grow and develop the mine.

“The proceeds from this transaction, paired with our US$84 million cash position at the end of the first quarter, leave us extremely well-positioned to deliver on all of our core growth objectives, including: (i) increasing high-margin copper production at the MCSA Mining Complex, (ii) increasing gold production and extending mine life at the NX Gold Mine and (iii) advancing the Boa Esperança Project.”

*All-in Sustaining Costs (“AISC”) per ounce of gold produced is a non-IFRS measure – please refer to the Non-IFRS Measures section of this press release and the Company’s press release dated May 4, 2021 for additional information. Post-closing, the Company intends to reflect the stream as an adjustment to NX Gold segment revenue.

TRANSACTION TERMS

Upfront cash consideration of US$100 million to the Company will be paid upon closing of the NX Gold Stream, which is expected in Q3 2021. The economic effective date of the transaction is May 1, 2021. Royal Gold will receive 25% of gold produced from the mine from the effective date until 93,000 ounces of gold have been delivered, after which Royal Gold will receive 10% of gold production for the remaining life of mine. Royal Gold will make ongoing payments equal to 20% of the spot gold price at the time of delivery until 49,000 ounces have been delivered, after which Royal Gold will make ongoing payments equal to 40% of the spot gold price at the time of delivery for the remaining life of mine.

Additional payment obligations of Royal Gold include:

(i)	Up to US$5 million payable, available through the end of 2024, based upon the number of ounces of gold added to the Measured and Indicated mineral resource categories as compared to the mineral resources as of the effective date of the NX Gold Stream at a rate of US$20 per ounce;
(ii)	Up to US$5 million payable, available from 2022 through the end of 2024, based upon completion of planned meters of drilling within the exploration concessions of the NX Gold Mine at a rate of US$100 per meter; and,
(iii)	US$5 per ounce of gold delivered under the NX Gold Stream payable to the Company as contribution towards ongoing ESG initiatives within the area of influence of the mine.

Closing of the transaction is subject to the completion of certain corporate matters and customary conditions.

ADVISORS AND COUNSEL

GenCap Mining Advisory Ltd. is acting as financial advisor and Blake, Cassels & Graydon LLP is acting as legal advisor to the Company.

NON-IFRS MEASURES

All-in sustaining cost of gold produced (per ounce) is the sum of production costs, site general and administrative costs, accretion of mine closure and rehabilitation provision, sustaining capital expenditures, sustaining leases, and royalties and production taxes, net of silver by-product credits, divided by the gold ounces produced at the NX Gold Mine. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. All-in sustaining cost of gold produced per ounce is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

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ABOUT ERO COPPER CORP

Ero Copper Corp, headquartered in Vancouver, B.C., is focused on copper production growth from the MCSA Mining Complex located in Bahia State, Brazil, with over 40 years of operating history in the region. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, MCSA, 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, wherein the Company currently mines copper ore from the Pilar and Vermelhos underground mines, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil. Additional information on the Company and its operations, including technical reports on the MCSA Mining Complex, Boa Esperança and NX Gold properties, can be found on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance On subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Courtney Lynn, Vice President, Corporate Development and Investor Relations
Tel: (604) 335 - 7504 Email: info@erocopper.com

Item 9.	Date of Report

June 30, 2021.

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CAUTION REGARDING FORWARD LOOKING INFORMATION AND STATEMENTS This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). Forward-looking statements include statements that use forward-looking terminology such as “may”, “could”, “would”, “will”, “should”, “intend”, “target”, “plan”, “expect”, “budget”, “estimate”, “forecast”, “schedule”, “anticipate”, “believe”, “continue”, “potential”, “view” or the negative or grammatical variation thereof or other variations thereof or comparable terminology. Such forward-looking statements include, without limitation, statements with respect to the successful closing of the proposed NX Gold Stream with Royal Gold, future amounts payable under the NX Gold Stream pursuant to performance conditions, the Company’s expectations, strategies and plans for the MCSA Mining Complex, the NX Gold Mine and the Boa Esperança Project, including post-transaction production margins, the Company’s intention to reflect the stream as an adjustment to NX Gold segment revenue, planned exploration, development, construction and production activities as well as the Company’s balance sheet strength and flexibility, overall financial condition, results of operations, cash flows and prospects.

Forward-looking statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management in light of management’s experience and perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, as of the date of the press release including, without limitation, assumptions about: favourable equity and debt capital markets; the ability to raise any necessary additional capital on reasonable terms to advance the production, development and exploration of the Company’s properties and assets; future prices of copper, gold and other metal prices; the timing and results of exploration and drilling programs; the accuracy of any mineral reserve and mineral resource estimates; the geology of the MCSA Mining Complex, NX Gold Mine and the Boa Esperança Property being as described in the technical reports for these properties; production costs; the accuracy of budgeted exploration and development costs and expenditures; the price of other commodities such as fuel; future currency exchange rates and interest rates; operating conditions being favourable such that the Company is able to operate in a safe, efficient and effective manner; work force continues to remain healthy in the face of prevailing epidemics, pandemics or other health risks, political and regulatory stability; the receipt of governmental, regulatory and third party approvals, licenses and permits on favourable terms; obtaining required renewals for existing approvals, licenses and permits on favourable terms; requirements under applicable laws; sustained labour stability; stability in financial and capital goods markets; availability of equipment and critical supplies, spare parts and consumables; positive relations with local groups and the Company’s ability to meet its obligations under its agreements with such groups; and satisfying the terms and conditions of the Company’s current loan arrangements. While the Company considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking statements. Many assumptions are based on factors and events that are not within the control of the Company and there is no assurance they will prove to be correct.

Furthermore, such forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation the risk factors listed under the heading “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2020, dated March 16, 2021 (the “AIF”).

Although the Company has attempted to identify important factors that could cause actual actions, events, conditions, results, performance or achievements to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, conditions, results, performance or achievements to differ from those anticipated, estimated or intended.

The Company cautions that the foregoing lists of important assumptions and factors are not exhaustive. Other events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, the forward-looking statements contained herein. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements contained herein are made as of the date of the press release and the Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or results or otherwise, except as and to the extent required by applicable securities laws.

Cautionary Notes Regarding Mineral Resource and Mineral Reserve Estimates. In accordance with applicable Canadian securities regulatory requirements, all mineral reserve and mineral resource estimates of the Company disclosed in the press release have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and are classified in accordance with the CIM Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs significantly from the disclosure requirements of the Securities and Exchange Commission (the “SEC”) generally applicable to U.S. companies. For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in NI 43-101. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in the press release may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. Pursuant to the CIM Standards, mineral resources have a higher degree of uncertainty than mineral reserves as to their existence as well as their economic and legal feasibility. Inferred mineral resources, when compared with measured or indicated mineral resources, have the least certainty as to their existence, and it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Pursuant to NI 43-101, inferred mineral resources may not form the basis of any economic analysis. Accordingly, readers are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve, or is or will ever be economically or legally mineable or recovered.

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